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16014832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2016
Washington DC
404

SEC FILE NUMBER
8- 51124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ground Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Flintlock Lane
(No. and Street)

Bell Canyon, CA 91307
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Kwack 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OMB

SO

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Partners, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEE ATTACHED JURAT

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 29 day of February, 2016,
by (1) Jeffrey R. Knakal
(and (2) /),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HEATHER ALLEN
Commission # 2024052
Notary Public - California
Los Angeles County
My Comm. Expires May 11, 2017

Signature ____________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ **Document Date:** ____________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________

GROWTH PARTNERS, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Therein

(Prefaced by Form X-17A-5 Facing Page)

For the Fiscal Year-Ended:

December 31, 2015

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Growth Partners
31 Flintlock Lane
Bell Canyon, CA 91307

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Growth Partners as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Growth Partners management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Partners as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Growth Partners financial statements. Supplemental Information is the responsibility of Growth Partners's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

GROWTH PARTNERS, INC.

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

ITEM: B

Current Assets		
Cash	246,339	
Total Current Assets	246,339	
TOTAL ASSETS		**246,339**
Current Liabilities	0	
Total Liabilities	0	
Equity		
Paid in Capital	424,423	
Retained Earnings	3,294,417	
Draw	(3,472,501)	
Total Equity	246,339	
Total Liabilities & Equity		**246,339**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Income

As of and for the Year-Ended December 31, 2015

ITEM: C

Income	
Sales	722,489
Total Income	722,489
Gross Profit	722,489
General & Administrative Expenses	
(See Schedule A)	(331,510)
Net Income / (Loss)	**(390,979)**

SCHEDULE A:

G&A Expenses

Bank & Credit Fees	295
Postage	483
Printing	3,576
Rent	21,600
Supplies	15,042
Telephone	3,263
Operating Expenses	13,956
Administrative Expenses	587
Business Development	10,026
Research & Development	42,324
Transportation	16,773
Travel	12,028
Marketing & Promotion	13,500
Donations	275
Employee Benefit	15,822
Professional Fees	5,800
Consulting	144,934
License Fee	4,217
State Taxes	7,009
Total Expenses	**331,510**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Changes in Financial Condition

As of and for the Year-Ended December 31, 2015

ITEM: D

Cash Flow From Operating Activities	
Net Income	390,979
Cash Flow From Financing Activities	
Distributions Paid	(551,200)
Increase in Capital	0
Total Cash Flow – Financing Activity	(551,200)
Net Increase/Decrease in Cash	**(160,221)**
Cash: Beginning of Period	406,560
Cash: End of Period	246,399

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Changes in Stockholder Equity

As of and for the Year-Ended December 31, 2015

ITEM: E

	December 31, 2014	Changes	December 31, 2015
Paid in Capital	424,423	0	424,423
Retained Earnings	2,903,438	390,979	3,294,417
Drawings	(2,921,301)	(551,200)	(3,472,501)
Total Equity	**406,560**	**(160,221)**	**246,339**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2015

ITEM: F

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exist."

GROWTH PARTNERS, INC.

Financial Statement Notes

As of and for the Year-Ended December 31, 2015

THE COMPANY

Growth Partners, Inc., dba The Growth Group was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, The Growth Group became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, The Growth Group provides advisory services to companies seeking to purchase another company, or The Growth Group provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, The Growth Group will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The Growth Group does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conducts any activity with high net-worth individuals, 3) has or maintains customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt or line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of the Firm, and is an accurate expression of Shareholders Equity.

(Additional Notes Follow)

GROWTH PARTNERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Growth Partners, (the Company) was incorporated in the State of New Jersey effective December, 1994, and became registered as a Foreign Corporation in the State of California on April 1, 1998. The Company has adopted a calendar year end.

Description of Business

The Company is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of Customers" maintained.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the investment company through submitted commission statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited business of consultative advisement and advisory services to companies seeking to raise debt or equity capital from the institutional marketplace.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its shareholder to be taxed under the Internal Code as an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has bee included in the accompanying financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

GROWTH PARTNERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE C – RENT

The Company paid $21,600.00 in rent under a lease agreement.

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE E - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

GROWTH PARTNERS, INC.

Computation of Net Capital

As of and for the Year-Ended December 31, 2015

ITEM: G

Computation of Net Capital

Stockholder's Equity			$246,339
Non-Allowable Assets			
XX	$0		
XX	0		
XX	0		
Total Non-Allowable Assets		$0	
Haircuts on Securities Positions			
Securities Haircuts	$0		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		$0	
Net Allowable Capital			$ 246,339

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 5,000
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	241,339

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$0
Percentage of Aggregate Indebtedness to Net Capital	n/a

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of [December 31, 2015]	$246,339
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$246,339
Reconciled Difference	n/a

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of 246,339 which was $241,339 in excess of its required net capital of$5,000. The Company's net capital ratio was 98%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

GROWTH PARTNERS, INC.

Computation for Determination of

Reserve Requirement Pursuant to Rule 15c3-3

As of and for the Year-Ended December 31, 2015

ITEM: H

Growth Partners, Inc., dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Computation for Determination of Reserve Requirement pursuant to Rule 15c3-3.

Given the content of the above statement, the firm is not subject to the reserve requirement computation."

GROWTH PARTNERS, INC.

Statement of Possession or Control

Requirements Under Rule 15c3-3

As of and for the Year-Ended December 31, 2015

ITEM: I

Statement Related to Exemption

Growth Partners, Inc., dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]. There are no customer transactions and therefore no clearing is conduted. Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit."

GROWTH PARTNERS, INC.

Statement Related to Material Differences

(Related to Net Capital Computation & Reserve Requirements)

(A reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3)

ITEM: J

In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part IIA. As such, no reconciliation is needed or required."

Also, this audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

GROWTH PARTNERS, INC.

Statement of Material Differences

(Related to the Audited and Unaudited Statements & Consolidation)

(A reconciliation between the audited and unaudited statements of Financial Condition with respect to the methods of consolidation)

ITEM: K

There were no differences between the audited and unaudited financial reporting. In addition, the firm does not have subsidiaries, so methods of consolidation are not relevant.

GROWTH PARTNERS, INC.

SIPC Supplemental Report

ITEM: M

The following document is the Supplemental Report (SIPC Reconciliation)

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Growth Partners, Inc.
31 Flintlock Lane
Bell Canyon, CA 91307

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by Growth Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Growth Partners, Inc. , compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Growth Partners, Inc. management is responsible for Growth Partners, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including check amount of $1,191.20.

2. Compared audited Total Revenue for the period of January 01,2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, Growth Partners, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 22, 2016

GROWTH PARTNERS, INC.

Statement of Material Inadequacies (Audits)

(A report describing an material inadequacies found to exist or found to have existed since the date of the previous audit)

ITEM: N

There were no material inadequacies found to exist, or found to have existed since the date of the previous audit


GROWTH PARTNERS

Los Angeles
31 Flintlock Lane, Suite 200
Bell Canyon, California 91307
T 818-713-8000
F 818-713-0170
E thegrowthgroupjk@aol.com

New York
45 Park Avenue, Suite 1702
New York, New York 10016
T: 818-713-8000
F: 818-713-0170
Representative Office

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Growth Partners, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. Growth Partners, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Growth Partners, Inc.'s past business has been of similar nature and has complied to this exemption since its inception.

Jeffrey Knakal, the president of Growth Partners, Inc.. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Jeffrey Knakal has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Growth Partners, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (818) 713-8000.

Very truly yours,



Growth Partners, Inc.
Jeffrey Knakal
President

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Growth Partners
31 Flintlock Lane
Suite 200
Bell Canyon, CA 91307

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Growth Partners identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Growth Partners claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Growth Partners stated that Growth Partners met the identified exemption provisions throughout the most recent fiscal year without exception. Growth Partner's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Partner's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 07 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROWTH PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 FLINTLOCK LANE
(No. and Street)

BELL CANYON, CA 91307
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. KNAKAL 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, JR. CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR., SOUTHFIELD, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ground Partners, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEE ATTACHED JURAT

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 29 day of February, 2016, by
Date *Month* *Year*
(1) Jeffrey R. Knakal
(and (2) /),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________________
Signature of Notary Public


HEATHER ALLEN
Commission # 2024052
Notary Public - California
Los Angeles County
My Comm. Expires May 11, 2017

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ **Document Date:** ____________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________